Exhibit 99.5

Inspira™ Announces Pricing of $3.2 Million Private Placement by New and Existing Investors of the Company

RA’ANANA, Israel– December 27, 2024 – Inspira Technologies Oxy B.H.N. Ltd. (NASDAQ: IINN, IINNW), (“Inspira Technologies,” “Inspira” or the “Company”), a groundbreaking respiratory support technology company, a pioneer in life-support technology, today announced the pricing of a private placement offering consisting of the issuance and sale of 4,608,715 ordinary shares, no par value per share (or pre-funded warrants ordinary share equivalents in lieu thereof) and ordinary warrants to purchase up to 4,608,715 ordinary shares, at a combined purchase price of $0.70. The ordinary warrants have a term of eighteen months and have an exercise price of $1.10 per share.

The Company intends to use the net proceeds from the offering for working capital and general corporate purposes. The closing of the private placement is expected to occur on or about December 30, 2024, subject to the satisfaction of certain customary closing conditions.

Dawson James Securities is acting as the exclusive placement agent for the private placement.

The securities described above were offered pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506(b) of Regulation D promulgated thereunder. The securities have not been registered under the Securities Act or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Inspira™ Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the life support and respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA™ ART), a groundbreaking device poised to revolutionize the $19 billion mechanical ventilation market. With 20 million intensive care unit patients with acute respiratory failure each year, many of whom rely on mechanical ventilators, the INSPIRA ART offers a potential alternative by elevating and stabilizing decreasing oxygen saturation levels in minutes without a ventilators, with patient being awake during treatment. The INSPIRA ART is being equipped with the HYLA™ blood sensor technology, a real-time continuous blood monitoring technology, aiming to alert physicians of changes in a patient’s condition without the need for intermittent actual blood samples, and potentially supporting physicians in making informed decisions.

The Company’s INSPIRA™ ART100 system has obtained FDA 510(k) clearance for use in Cardiopulmonary Bypass procedures, along with the Israeli AMAR certification for both Extra-Corporeal Membrane Oxygenation and Cardiopulmonary Bypass procedures.

The Company’s other products and technologies, including the INSPIRA ART also known as the INSPIRA™ ART500 or Gen 2, the INSPIRA™ Cardi-ART portable modular device, VORTX orbiting Oxygen Delivery System and HYLA™ blood sensor, are currently being designed and developed, and have not yet been tested or used in humans and have not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspira-technologies.com.

Forward-Looking Statements

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected use of proceeds and the expected closing of the private placement. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov.

Contact:

For more information, contact:

Inspira Technologies – Media Relations

Email: info@inspirao2.com

Phone: +972-9-9664485